UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Gold Fields Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(State or other jurisdiction of incorporation or organization)

001-31318
(Commission File Number)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices) (Zip Code)

Kelly Carter, EVP Legal & Compliance
Tel: +61 8 9211 9252
(Name and telephone number, including area code, of person to contact in connection with this report)

_______________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01. Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 Exhibit
Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01. Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.
The payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS
Item 3.01. Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: September 23, 2026	By:	/s/ Mike Fraser
		Name:	Mike Fraser
		Title:	Chief Executive Officer

Exhibit 2.01
Resource Extraction Payment Report
Gold Fields Limited
For the period January 1 to December 31, 2025
Currency of report: United States dollars
In this exhibit, references to “ZAR” or “Rand” refer to the South African Rand, “A$” and “Australian dollars” refer to Australian dollars, “£” or “GBP” refer to British pound sterling, “US$” or “USD” refer to United States dollars, “S/.” or "PEN" refers to Peruvian Nuevo Sol, “GH₵” refers to Ghanaian Cedi, "C$" or "CAD" refer to Canadian dollars and “CLP” refers to Chilean Peso.

Government-level Disclosure
Figures in US$ million[1]
Country	Payee Name	Departments, Agency, etc. within Payee that Received Payments	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that required by law or contract	Total
South Africa	Government of South Africa	South African Revenue Service (SARS)[2]	4.4	24.4	—	—	—	—	—	—	28.8
		The Compensation Commissioner for Occupational Diseases	—	—	0.4	—	—	—	—	—	0.4
Total South Africa			4.4	24.4	0.4	—	—	—	—	—	29.2
Peru	Government of Peru	Superintendencia de Administración Tributaria (SUNAT)	67.5	15.6	—	—	—	—	—	—	83.1
		Institución Geológico, Minero y Metalúrgico (INGEMMET)	—	—	0.4	—	—	—	—	—	0.4
		Autoridad Nacional del Agua (ANA)	—	—	0.2	—	—	—	—	—	0.2
		Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN)	—	—	0.7	—	—	—	—	—	0.7
		Organismo de Evaluación y Fisicalización Ambiental (OEFA)	—	—	0.4	—	—	—	—	—	0.4
Total Peru			67.5	15.6	1.7	—	—	—	—	—	84.8

Exhibit 2.01

Australia	Australian Government	Australian Taxation Office	447.6	—	—	—	—	—	—	—	447.6
	Western Australian Government	Department of Energy, Mines, Industry Regulation and Safety	—	87.1	5.2	—	—	—	—	—	92.3
		Department of Finance	16.4	—	—	—	—	—	—	—	16.4
		Department of Water and Environmental Regulation	—	—	0.1	—	—	—	—	—	0.1
	Shire of Coolgardie	Shire of Coolgardie	—	—	1.7	—	—	—	—	—	1.7
	Shire of Laverton	Shire of Laverton	—	—	0.9	—	—	—	—	—	0.9
	Shire of Leonora	Shire of Leonora	—	—	1.1	—	—	—	—	—	1.1
Total Australia			464.0	87.1	9.0	—	—	—	—	—	560.1
Ghana	Government of Ghana	Ghana Revenue Authority	269.9	—	—	—	—	—	—	—	269.9
		Minerals Income Investment Fund	—	95.4	—	—	—	—	—	—	95.4
		Minerals Commission	—	—	2.1	—	—	—	—	—	2.1
Total Ghana			269.9	95.4	2.1	—	—	—	—	—	367.4
Chile	Government of Chile	General Treasury of the Republic	9.6	—	—	—	—	—	—	—	9.6
	Municipality of Las Condes	Municipalidad de Las Condes	—	—	0.2	—	—	—	—	—	0.2
Total Chile			9.6	—	0.2	—	—	—	—	—	9.8
Canada	Nimischuu Corporation	Cree First Nation of Waswanipi	—	—	—	—	—	—	—	15.6	15.6
Total Canada			—	—	—	—	—	—	—	15.6	15.6
Gibraltar	Government of Gibraltar	Income Tax Office – Government of Gibraltar	1.7	—	—	—	—	—	—	—	1.7
Total Gibraltar			1.7	—	—	—	—	—	—	—	1.7
Total			817.1	222.5	13.4	—	—	—	—	15.6	1,068.6
Notes:
(1)When payments are made in A$, C$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2025 were A$/US$: 0.64, C$/US$: 0.72, US$/ZAR: 17.88, US$/PEN: 3.57, US$/CLP: 950.98, US$/GH₵:11.70 and GBP/US$: 1.32.
(2)Taxes paid amounting to US$3.1 million do not take into account a refund of US$6.6 million received from SARS during 2025 relating to the capital gains tax paid in prior years on the Yamana break fee.

Exhibit 2.01

Project-level Disclosure
Figures in US$ million[1]
Country	Mineral type	Entity	Project	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that required by law or contract	Total
South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	0.3	2.6	0.2	—	—	—	—	—	3.1
		Gold Fields Operations Pty Ltd	South Deep Gold Mine	0.3	21.8	0.2	—	—	—	—	—	22.3
		Gold Fields Group Services Pty Ltd	Service Company	2.0	—	—	—	—	—	—	—	2.0
		GFL Mining Services Limited	Investment Holding Company	0.3	—	—	—	—	—	—	—	0.3
		Gold Fields Holdings Company Ltd	Investment Holding Company	1.2	—	—	—	—	—	—	—	1.2
		Gold Fields Limited[2]	Investment Holding Company	0.3	—	—	—	—	—	—	—	0.3
Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	67.5	15.6	1.7	—	—	—	—	—	84.8

Exhibit 2.01

Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	451.6	—	0.1	—	—	—	—	—	451.7
		Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	2.8	19.0	2.5	—	—	—	—	—	24.3
		Gruyere Management Pty Ltd	Gruyere Gold Mine	1.0	15.7	0.9	—	—	—	—	—	17.6
		GSM Mining Company Pty Ltd	Granny Smith Gold Mine	4.7	22.9	1.9	—	—	—	—	—	29.5
		St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	3.9	29.5	3.6	—	—	—	—	—	37.0
Ghana	Gold	Abosso Goldfields Limited	Damang Gold Mine	33.6	16.2	0.7	—	—	—	—	—	50.5
		Gold Fields Ghana Limited	Tarkwa Gold Mine	236.3	79.2	1.4	—	—	—	—	—	316.9
Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	9.6	—	0.2	—	—	—	—	—	9.8
Canada	Gold	Windfall Mining Group Inc.	Windfall Project	—	—	—	—	—	—	—	15.6	15.6
Gibraltar	Gold	Euroguard PLC	Insurance cell	1.7	—	—	—	—	—	—	—	1.7
Total				817.1	222.5	13.4	—	—	—	—	15.6	1,068.6
Notes:
(1)When payments are made in A$, C$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2025 were A$/US$: 0.64, C$/US$: 0.72, US$/ZAR: 17.88, US$/PEN: 3.57, US$/CLP: 950.98, US$/GH₵:11.70 and GBP/US$: 1.32.
(2)Taxes paid amounting to US$0.3 million do not take into account a refund of US$6.6 million received from SARS during 2025 relating to the capital gains tax paid in prior years on the Yamana break fee.

Exhibit 2.01

Payment Details Disclosure
Figures in US$ million[1]
Payment	Country	Resource	Entity	Project	Extraction Method	Segment	Government	Payment Type	Amount
1	South Africa	Gold	Gold Fields Group Services Pty Ltd	Service Company	—	Mining Operations	South African Revenue Services	Taxes	2.0
2	South Africa	Gold	GFL Mining Services Limited	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	0.3
3	South Africa	Gold	Gold Fields Holdings Company Ltd	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	1.2
4	South Africa	Gold	Gold Fields Limited[2]	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	0.3
5	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Taxes	0.3
6	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Royalties	2.6
7	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	The Compensation Commissioner for Occupational Diseases	Fees	0.2
8	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Taxes	0.3
9	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Royalties	21.8
10	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	The Compensation Commissioner for Occupational Diseases	Fees	0.2
11	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Superintendencia de Administración Tributaria (SUNAT)	Taxes	67.5
12	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Superintendencia de Administración Tributaria (SUNAT)	Royalties	15.6
13	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Instituto Geológico, Minero y Metalúrgico (INGEMMET)	Fees	0.4
14	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Autoridad National del Agua (ANA)	Fees	0.2
15	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN)	Fees	0.7

Exhibit 2.01

16	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Organismo de Evaluación y Fiscalización Ambiental (OEFA)	Fees	0.4
17	Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	—	Mining Operations	Australian Taxation Office	Taxes	446.8
18	Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	—	Mining Operations	Western Australia Department of Finance	Taxes	4.8
19	Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	—	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	0.1
20	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Australian Taxation Office	Taxes	0.4
21	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Western Australia Department of Finance	Taxes	2.4
22	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	19.0
23	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	1.4
24	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Shire of Leonora	Fees	1.1
25	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Western Australia Department of Finance	Taxes	1.0
26	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	15.7
27	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	0.7
28	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Shire of Laverton	Fees	0.2
29	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Australian Taxation Office	Taxes	0.1
30	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Western Australia Department of Finance	Taxes	4.6
31	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	22.9
32	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	1.1
33	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Water and Environmental Regulation	Fees	0.1

Exhibit 2.01

34	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Shire of Laverton	Fees	0.7
35	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Australian Taxation Office	Taxes	0.3
36	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Western Australia Department of Finance	Taxes	3.6
37	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	29.5
38	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	1.9
39	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Water and Environmental Regulation	Fees	—
40	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Shire of Coolgardie	Fees	1.7
41	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Ghana Revenue Authority	Taxes	33.6
42	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Minerals Income Investment Fund	Royalties	16.2
43	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Minerals Commission	Fees	0.7
44	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Ghana Revenue Authority	Taxes	236.3
45	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Minerals Income Investment Fund	Royalties	79.2
46	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Minerals Commission	Fees	1.4
47	Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	Open Pit	Mining Operations	General Treasury of the Republic	Taxes	9.6
48	Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	Open Pit	Mining Operations	Municipalidad de Las Condes	Fees	0.2
49	Canada	Gold	Windfall Mining Group Inc.	Windfall Project	Underground Mining	Project	Cree First Nation of Waswanipi	Community and social	15.6
50	Gibraltar	Gold	Eurogard PLC	Insurance cell	—	Mining Operations	Income Tax Office – Government of Gibraltar	Taxes	1.7
Total									1,068.6
Notes:
(1)When payments are made in A$, C$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2025 were A$/US$: 0.64, C$/US$: 0.72, US$/ZAR: 17.88, US$/PEN: 3.57, US$/CLP: 950.98, US$/GH₵:11.70 and GBP/US$: 1.32.
(2)Taxes paid amounting to US$0.3 million do not take into account a refund of US$6.6 million received from SARS during 2025 relating to the capital gains tax paid in prior years on the Yamana break fee.